Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

March 1, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Funds (the “Trust”)
(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 154 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed under paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (“1933 Act”).

The Prospectuses and Statement of Additional Information included in the Amendment are the same as those included in Post-Effective Amendment No. 152 to the Trust’s Registration Statement filed with the Commission on February 28, 2012 pursuant to Rule 485(b) under the 1933 Act.

As discussed with the Trust’s Examiner, we hereby request, pursuant to Rule 461 of the 1933 Act, that the effective date of the Amendment be accelerated so that the Amendment may become effective on March 1, 2012.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan

Assistant Secretary

cc:	Houghton R. Hallock